# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mammoth Energy Services, Inc., CIK 0001679268
CUSIP: 56155L108
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 14201 Caliber Drive, Suite 300, Oklahoma City, Oklahoma (OK), 73134
Date of event which requires filing of this statement: 06/17/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001048462

## Reporting persons
- Wexford Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,071,823; sole dispositive power 0; shared dispositive power 12,071,823; aggregate amount beneficially owned 12,071,823 (25.06% of the class)
- Wexford GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,071,823; sole dispositive power 0; shared dispositive power 12,071,823; aggregate amount beneficially owned 12,071,823 (25.06% of the class)
- Charles E. Davidson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,071,823; sole dispositive power 0; shared dispositive power 12,071,823; aggregate amount beneficially owned 12,071,823 (25.06% of the class)
- Joseph M. Jacobs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,071,823; sole dispositive power 0; shared dispositive power 12,071,823; aggregate amount beneficially owned 12,071,823 (25.06% of the class)

## Item 1. Issuer
Name of issuer: Mammoth Energy Services, Inc.
Address of issuer's principal executive offices: 14201 Caliber Drive, Suite 300 Oklahoma City, Oklahoma 73134

## Item 2. Person Filing
Name of person filing: Wexford Capital LP ("Wexford Capital"), Wexford GP LLC ("Wexford GP"), Charles E. Davidson ("Davidson") and Joseph M. Jacobs ("Jacobs", and together with Wexford Capital, Wexford GP and Davidson, the "Reporting Persons") are hereby jointly filing this Amendment No. 8 to the Schedule 13G filed on February 8, 2017, as amended, because such Reporting Persons may be deemed to beneficially own the same securities named in Item 1 by certain Wexford Funds (as defined below) due to certain affiliations among the Reporting Persons.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is c/o Wexford Capital LP, 777 South Flagler Drive, Suite 602 East, West Palm Beach, FL 33401.
Citizenship: Each of Wexford Capital and Wexford GP are formed in Delaware. Each of Davidson and Jacobs are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Wexford Capital may, by reason of its status as (i) sub-advisor of each of Wexford Spectrum Trading Limited ("WST") and Wexford Catalyst Trading Limited ("WCT") and (ii) investment manager of Wexford Focused Trading Limited ("WFT", and together with WST and WCT, the "Wexford Funds"), be deemed to own beneficially the securities held by the Wexford Funds. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities held by the Wexford Funds. Each of Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities held by the Wexford Funds. Each of Wexford Capital, Wexford GP, Davidson and Jacobs share the power to vote and to dispose of the securities beneficially owned by the Wexford Funds. Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaim beneficial ownership of the securities held by the Wexford Funds and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective pecuniary interests therein.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The information in Row 11 is calculated on the basis of 48,170,647 shares of Common Stock issued and outstanding as of May 5, 2026, as reported by the Issuer in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on May 15, 2026.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Wexford Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Wexford Capital LP: /s/ Mark E. Ahern, By: Wexford GP LLC, its General Partner, By: Mark E. Ahern, Vice President and Assistant Secretary (06/22/2026)
- Wexford GP LLC: /s/ Mark E. Ahern, Mark E. Ahern, Vice President and Assistant Secretary (06/22/2026)
- Charles E. Davidson: /s/ Charles E. Davidson, Charles E. Davidson (06/22/2026)
- Joseph M. Jacobs: /s/ Joseph M. Jacobs, Joseph M. Jacobs (06/22/2026)